Exhibit 99.1

Telesat Canada Announces Completion
of the Redemption of Its Outstanding 11.0% Senior Notes

OTTAWA, CANADA, June 14, 2012 – Telesat Canada (“Telesat”), a wholly-owned subsidiary of Telesat Holdings Inc., announced today the completion of the redemption of all of its outstanding 11.0% Senior Notes due 2015 (the "Senior Notes") issued under an indenture dated as of June 30, 2008.

The total aggregate redemption price paid in respect of the $454.1 million principal amount of Senior Notes that remained outstanding following completion of Telesat’s previously announced tender offer to acquire the Senior Notes was approximately $485.1 million, including approximately $25.0 million in respect of the 5.5% call premium and accrued interest in the amount of approximately $6.0 million.  Telesat financed the redemption using the proceeds from the issuance of its 6.0% senior notes due 2017 in a private placement completed on May 14, 2012 and cash-on-hand.

About Telesat (www.telesat.com)

Telesat is a leading global fixed satellite services operator providing reliable and secure satellite-delivered communications solutions worldwide to broadcast, telecom, corporate and government customers. Headquartered in Ottawa, Canada, with offices and facilities around the world, the company’s state-of-the-art fleet consists of 13 satellites and the Canadian Ka-band payload on ViaSat-1, plus one satellite under construction. Telesat also manages the operations of additional satellites for third parties. Privately held, Telesat’s principal shareholders are Canada’s Public Sector Pension Investment Board and Loral Space & Communications Inc. (NASDAQ: LORL).

For further information:

Michael Bolitho, Telesat, +1 (613) 748-8700 ext. 2336 (ir@telesat.com)